                                                                     EXHIBIT 2.1


                            GENERAL WASTE CORPORATION
                                105 MAGNOLIA ROAD
                         PINEHURST, NORTH CAROLINA 28374

October 15, 2001


EarthCare Company
14901 Quorum Drive, Suite 200
Dallas, Texas 75254

Gentlemen:

         The purpose of this letter is to set forth the intentions of General Waste Corporation ("General Waste"), a newly-formed Delaware company controlled by Donald F. Moorhead, Jr. ("Moorhead"), concerning the acquisition (the "Acquisition") by General Waste of the Solid Waste division of EarthCare Company, a Delaware company ("Earthcare").

         This letter, when accepted by EarthCare, will constitute a statement of intent only and will not constitute a legally binding agreement, except for paragraphs 9 and 10, which will be binding and enforceable obligations of the parties hereto. This statement of intent is subject to the negotiation, execution and delivery of definitive transaction agreements (the "Transaction Agreements"), in form and substance satisfactory to Earthcare and General Waste, reflecting the Acquisition and the other transactions contemplated hereby (collectively, the "Transactions"). The Transaction Agreements, if and when executed and delivered, will supersede any agreement or expression of intent set forth in this letter.

         It is presently contemplated that the terms of the proposed Transactions will include, without limitation, the following:

1. Form of Transaction. The Acquisition would be structured as a merger ("Merger") of EarthCare's wholly-owned subsidiary, Earth Resource Management of Florida, Inc., a Florida corporation ("Earth Resource Management"), with and into General Waste or a wholly owned subsidiary of General Waste. In connection with the Merger, the outstanding shares of Earth Resource Management would be converted into the right to receive the merger consideration ("Merger Consideration"), consisting in the aggregate of (i) $5,000,000 in cash, (ii) a combination of EarthCare's 10% preferred stock and 12% debentures with a stated value (as to debentures) and a face value (as to preferred stock) of $18,937,000, which, prior to the Merger, will be contributed to and held by General Waste and (iii) a warrant ("Warrant") to purchase 8% of the outstanding common stock of General Waste described below.

2. Consideration. The total consideration for the Acquisition of the Solid Waste division is calculated as $42 million, plus the Warrant, as follows:



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EarthCare Company                      -2-                      October 11, 2001



  Item    Description                                                              Amount (A)
  ----    -----------                                                              ----------
   A.     Assumption of indebtedness of Earth Resource Management of
              Florida (estimated)                                                $  7,800,000

   B.     Assumption of indebtedness of Earth Resource Management of
              Florida and Earth Resource Management of South Florida
              consisting of equipment and mortgage note payable
              (estimated)                                                           3,263,000

   C.     Assumption of indebtedness of Earth Resource Management of
              South Florida - Bridge loan placed by Sanders Morris
              Harris                                                                2,500,000

   C.     Assumption of indebtedness of Earth Resource Management of
              Florida - Bridge loan payable to Solid Waste Resources                3,000,000

   D.     Assumption of indebtedness of Earth Resource Management of
              South Florida - Bridge loan payable to Sagemark Capital               1,500,000

   E.     Merger Consideration - A combination of EarthCare's 10%
              debentures, 12% debentures and 10% preferred stock,
              forming part of the Merger Consideration, as more fully
              described below                                                      18,937,000

   F.     Merger Consideration - A cash payment forming part of the
              Merger Consideration                                                  5,000,000
                                                                                 ------------

          Total Consideration (exclusive of Warrant)                             $ 42,000,000


3. Debenture and Preferred Stock Merger Consideration. The exact amount of 12% debentures and 10% debentures held by Mr. Moorehead and his affiliates that are to be part of the Merger Consideration will vary depending on the actual amount of the equipment and mortgage notes and accrued interest outstanding at closing. To the extent that the balance of the equipment and mortgage notes is higher or lower than the amount shown in the table above, the amount of the debentures forming part of the Merger Consideration will be lower or higher, so that the total consideration as calculated (and excluding the Warrant) remains $42,000,000.

         The 12% debentures and 10% preferred stock that will form a portion of the Merger Consideration will be contributed to General Waste by Mr. Moorehead and certain of his affiliates in exchange for common stock in General Waste. The order in which these securities will be contributed by Mr. Moorehead and his affiliates, until securities with an agreed value of $18,937,000 in the aggregate principal amount of our Series A preferred stock and face amount of our 12% debentures will be held by General Waste and available as part of the Merger Consideration, will be (1) Series A preferred stock and (2) 12% debentures.

         General Waste and/or Mr. Moorehead and certain of his affiliates subsequently plan to offer to the remaining holders of EarthCare's 10% and 12% debentures an opportunity to


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EarthCare Company                      -3-                      October 11, 2001


exchange up to approximately 29% of their holdings in such securities for common equity ownership in General Waste. This percentage is based on the expected amount of preferred stock and debentures to be provided by General Waste to EarthCare, approximately $18,937,000, divided by the total amount of debentures and face value of preferred stock outstanding at September 30, 2001, approximately $45,277,000.

         In addition, effective upon the Closing of the Transaction Mr. Moorehead and his affiliates will agree with EarthCare that:

         o the interest rate on any of the 10% or 12% debentures held by Mr. Moorehead or his affiliates will be lowered to 8%; and

         o if EarthCare is unable to repay these debentures with alternate sources of debt or equity financing on terms favorable to EarthCare at maturity on October 1, 2006, such debentures will be converted to common equity of EarthCare, at a conversion price of $1.00 per share.

4. Assumption of Other Obligations. As part of the Transaction, General Waste also will assume all of EarthCare's obligations under:

         o EarthCare's employment agreement with Harry Habets, EarthCare's President and Chief Operating Officer; and

         o The performance bonds issued on behalf of EarthCare Company for the Solid Waste Division.

5. Warrant. The Warrant forming a part of the Merger Consideration will be exercisable in whole or in part from time to time during the period commencing on the third anniversary and ending on the fifth anniversary of the closing of the Transaction. The Warrant will be for 8 % of the outstanding shares of General Waste as of the closing of the Transaction. The exercise price of the Warrant will be 150% of the initial equity price for General Waste common shares, derived by dividing the sum of the face value of the debentures and the carrying value of the preferred stock contributed by Mr. Moorhead and his affiliates in exchange for common stock in General Waste by the number of shares of common stock issued by General Waste in exchange therefor. The parties acknowledge that the initial equity price for General Waste and the exercise price for the Warrant is expected to be $17.50 and $26.25, respectively. The Warrant shall have a cashless exercise feature, whereby the Warrant may be exercised and paid for using common shares of General Waste instead of cash.

         The definitive agreements shall be structured to limit in a manner approved by the Special Committee the benefit of the Warrant to the shareholders of EarthCare other than Don Moorhead, his affiliates and Mr. Raymond Cash and his affiliates; provided, however, that if Mr. Cash and his affiliates agree to reduce the interest rate and and to convert debentures at maturity as indicated in the last paragraph of 3 above, then Mr. Cash and his affiliates shall be entitled to the benefits of the Warrant on the same basis as the other shareholders of EarthCare other than Mr. Moorhead and his affiliates.


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EarthCare Company                      -4-                      October 11, 2001


         6. Closing. It is proposed that the Closing occur as soon as possible following the negotiation and execution of the Transaction Agreements, and the receipt of all necessary approvals but in no event, without the consent of both EarthCare and General Waste later than October 31, 2001.

7. Financial Conditions. Closing of the Transaction will be conditioned upon the consent of:

         o    the holders of the bridge loan placed by Sanders Morris Harris;

         o    the holders of the bridge loan payable to Solid Waste Resources;

         o    the holders of the bridge loan payable to Sagemark Capital;

         o the holders of EarthCare's senior debt (Bank of America and Fleet Bank, N.A.), including the grant of a release of the liens of the senior lenders on EarthLiquids' property and assets in West Palm Beach, Florida and on approximately 43% of the outstanding common shares of Earth Resource Management;

         o General Waste obtaining financing of the $5 million cash portion of the Merger Consideration on terms it deems prudent;

         o CIB Marine, the senior lender to Earth Resource Management [and its subsidiaries];

         o the equipment and mortgage lenders to Earth Resource Management and its subsidiaries

         o Insurance companies providing performance bonds to Earth Resource Management of Florida and its subsidiary;

         To obtain the consent of EarthCare's senior lenders, the Transaction Agreements will obligate EarthCare to apply $5,000,000 in cash to the repayment of principal and interest on EarthCare's senior credit facility.

8. Other Conditions. The Transaction will also be conditioned upon execution and delivery of the Transaction Agreements, approval of the Special Committee of the Board of Directors of EarthCare and of the Board of Directors of EarthCare, and the receipt of a fairness opinion from Wm. H. Murphy & Co., the fairness advisor to the Special Committee. The Transaction will also be conditioned upon the conveyance by EarthCare or its Magnum East Coast Properties, Ltd. subsidiary, of all the real property, equipment and intangible assets associated with the West Palm Beach, Florida property currently owned by Magnum East Coast Properties, Ltd. and used in the Solid Waste division.

         The parties do not anticipate that closing of the Transaction will require stockholder approval, or approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In addition, the Transaction will not be subject to the completion of due diligence procedures, and the business and assets will be acquired on an "as is where is" basis without representations and warranties, or post-closing indemnities for breach of representations or warranties.

9. Costs. Each party shall be responsible for its own costs associated with the negotiation and consummation of the proposed Acquisition, including, without limitation, all legal, consulting, financial advisory and accounting expenses and any fees or commissions due any broker as a result of the consummation of the proposed Acquisition.


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EarthCare Company                      -5-                      October 11, 2001


10. Miscellaneous. This letter is entered into solely for the benefit of the parties hereto and shall be governed by and construed in accordance with the laws of the State of Delaware. Nothing in this letter is intended or shall be construed or interpreted to give any person or entity other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this letter or any provision contained herein. This letter may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         If you agree with the foregoing, please sign and return one copy of this letter.


                                       Very truly yours,

                                       GENERAL WASTE CORPORATION



                                       By: /s/ DONALD F. MOORHEAD, JR.
                                          -------------------------------------
                                          Donald F. Moorhead, Jr.
                                          Chairman
                                           /s/ DONALD F. MOORHEAD, JR.
                                          -------------------------------------
                                          Donald F. Moorhead, Jr., individually

ACCEPTED AND AGREED:

EARTHCARE COMPANY


By:  /s/ WILLIAM W. SOLOMON, JR.
   ---------------------------------------------------------
   Name: William W. Solomon, Jr.
        ----------------------------------------------------
   Title: Vice President and Chief Financial Officer
         ---------------------------------------------------